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Exhibit 4.8.1

List of Subordinated Note Holders February 1, 2001

Mr. Dan Patrick	$100,000
Mr. & Mrs. Kenneth Guthrie	$50,000
Dr. Shannon Johnson	$100,000
Mr. Albert Whiteman	$200,000
Mr. Albert Whiteman (previously Ms. Mary Whiteman)	$100,000
Mr. Richard Odom	$175,000
Mr. Curtis Nestegard	$325,000

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List of Subordinated Note Holders February 1, 2001